UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 3)*

Highbury Financial Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42982Y109

(CUSIP Number)

Stuart D. Bilton c/o Aston Asset Management LLC 120 N. LaSalle Street - 25th Floor Chicago, Illinois 60602 Tel No. 312-268-1400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

This Amendment No. 3 supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission on August 20, 2009 by Stuart D. Bilton and SDB Aston, Inc., an Illinois corporation (“SDB” and, together with Mr. Bilton, the “Reporting Persons”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on September 23, 2009 and Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on October 30, 2009, relating to the beneficial ownership of the common stock, par value $0.0001 per share (the “Common Stock”), of Highbury Financial Inc., a Delaware corporation (the “Issuer”). This Amendment No. 3 describes the Agreement and Plan of Merger, dated as of December 12, 2009, among Affiliated Managers Group, Inc., Manor LLC and Highbury Financial Inc. and the Voting Agreement entered into in connection therewith, and certain matters related thereto. From and after the date hereof, all references in the Schedule 13D to the “Schedule 13D” or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

Merger Agreement

On December 12, 2009, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Affiliated Managers Group, Inc., a Delaware corporation publicly traded on the New York Stock Exchange (“AMG”), Manor LLC, a newly formed Delaware limited liability company and a wholly-owned subsidiary of AMG (“Merger Sub”), and the Issuer, pursuant to which the Issuer will merge with and into the Merger Sub (the “Merger”). Following the Merger, the separate corporate existence of the Issuer will cease and Merger Sub will continue as the surviving limited liability company under the name “Manor LLC” and be the wholly-owned subsidiary of AMG.

The foregoing description of the Merger Agreement is qualified in its entirety by the Merger Agreement which is attached hereto as Exhibit 5 and is incorporated herein by reference.

In connection with the closing of the Merger, each of the current directors of the Issuer, including Mr. Bilton, has agreed to resign as a director of the Issuer effective as of the closing of the Merger.

In connection with the Merger Agreement, each holder of shares of the Issuer’s Series B Preferred Stock, including SDB, has agreed, immediately prior to the closing of the Merger, to exchange its shares of Series B Preferred Stock, and any accrued and unpaid dividends thereon, for shares of Common Stock. The exchange ratio shall be the same as set forth in the Certificate of Designation of the Series B Preferred Stock.

Voting Agreement

Concurrent with, and as a condition to, the execution and delivery of the Merger Agreement, SDB entered into a Voting Agreement with AMG and Merger Sub (the “Voting Agreement”). Pursuant to the Voting Agreement, SDB agreed to vote or cause to be voted any (i) shares of Common Stock, (ii) shares of Series B Preferred Stock, (iii) rights to purchase shares of Series A preferred stock, $0.0001 par value per share, of the Issuer and (iv) securities exchangeable, exercisable or convertible into Common Stock held by it (collectively, the “Securities”) and entitled to vote in favor of the adoption of the Merger Agreement. Under the terms of the Voting Agreement, SDB granted AMG an irrevocable proxy with respect to the Securities held by it which entitles AMG to vote such Securities in favor of the adoption of the Merger Agreement.

Pursuant to the Voting Agreement, SDB agreed not to, among other things, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the Securities held by it (subject to limited exceptions set forth in the Voting Agreement) or knowingly take any action which would have the effect of preventing or disabling it from performing its obligations under the Voting Agreement. SDB also agreed not to solicit, negotiate or enter into an alternative transaction involving the Issuer with another party.

The Voting Agreement will terminate upon the earliest to occur of (i) the closing of the Merger, (ii) any termination of the Merger Agreement in accordance with its terms, and (iii) any amendment of the Merger Agreement that adversely impacts SDB in any material respect, without the prior written consent of SDB.

The foregoing description of the Voting Agreement is qualified in its entirety by the Voting Agreement which is attached hereto as Exhibit 6 and is incorporated herein by reference.

Amended and Restated Limited Partnership Agreement of Aston Asset Management, LP

In connection with the entering into of the Merger Agreement, Aston Asset Management LLC, a wholly owned subsidiary of the Issuer (“Aston”), Merger Sub and certain employee members of the Aston management team, including Mr. Bilton, entered into an Amended and Restated Limited Partnership Agreement of Aston (the “LP Agreement”) to be effective immediately prior to the closing of the Merger. Pursuant to the terms of the LP Agreement, immediately prior to the closing of the Merger, Aston will be converted into a limited partnership under Delaware law and shall operate under the LP Agreement following such conversion. Merger Sub will be the general partner of the partnership following such conversion, and the Aston management employees will be limited partners of the partnership. Pursuant to the LP Agreement, 67% of the revenues (the “Operating Allocation”) of Aston is allocated for use by management of Aston to pay the operating expenses of Aston, including salaries and bonuses. The remaining 33% of the revenues (the “Owners Allocation”) of Aston is allocated to the owners of Aston. The Owners’ Allocation is allocated among the partners of Aston according to their relative ownership interests. Of the 33% Owners Allocation, 1.7% of Aston revenue is allocated to Mr. Bilton. Pursuant to the LP Agreement, 28% of Aston revenues (or 85% of the Owners' Allocation) is allocated to Merger Sub and the remaining 5% of Aston revenues (or 15% of the Owners' Allocation) is allocated among the management limited partners as a group, including the interest of Mr. Bilton described above.

Merger Sub’s contractual share of revenues has priority over the distributions to the management members in the event Aston’s actual operating expenses exceed the Operating Allocation. As a result, excess expenses first reduce the portion of the Owners’ Allocation allocated to the management limited partners until the management limited partners’ allocation is eliminated, after which Merger Sub’s allocation is reduced.

The limited partnership interests owned by Mr. Bilton are subject to certain put and call rights upon the happening of certain events and are generally restricted from being transferred by the management limited partners.

The shares of Series B Preferred Stock held by the Reporting Persons were acquired for the purpose of investment. Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

Item 5(b) is hereby supplemented as follows:

SDB and Stuart D. Bilton, by virtue of being the sole shareholder of SDB, may be deemed to have shared voting and dispositive power with respect to 371.44 shares of Series B Preferred Stock and the 1,671,480 shares of Common Stock issuable upon conversion of Series B Preferred Stock. By virtue of the Voting Agreement described in Item 4 above, the Reporting Persons and AMG may be deemed to share the power to vote the shares of Series B Preferred Stock, and the shares of Common Stock issuable upon conversion of the Series B Preferred Stock, held by the Reporting Persons. The Reporting Persons disclaim membership in a group with AMG and disclaim beneficial ownership of any shares of Common Stock held by AMG.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

The descriptions of the Voting Agreement and LP Agreement set forth in Item 4 above are incorporated herein by reference.

In connection with the closing of the Merger and the cessation of the existence of the Issuer, the First Exchange Agreement, Second Exchange Agreement, Amended and Restated Investor Rights Agreement and the Management Agreement will be terminated effective as of the closing of the Merger.

The Reporting Persons have executed a Jointing Reporting Agreement dated December 16, 2009, which is attached hereto as Exhibit 7 and incorporated herein by reference, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13D.

Except for the agreements described above, to the best knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to the securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:
Exhibit No.	Description
Exhibit 1

Exchange Agreement, dated as of August 10, 2009, among Highbury Financial Inc., the management stockholders named therein and the investors named therein
(incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Issuer on August 11, 2009).

Exhibit 2

Management Agreement, dated as of August 10, 2009, among Highbury Financial Inc., Aston Asset Management LLC and the management stockholders named therein (incorporated by reference to Exhibit 10.3 of Form 8-K filed by the Issuer on August 11, 2009).

Exhibit 3

Exchange Agreement, dated as of September 14, 2009, among Highbury Financial Inc. and the investors named therein (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on September 14, 2009).

Exhibit 4

Amended and Restated Investor Rights Agreement, dated as of September 14, 2009, among Highbury Financial Inc., the management stockholders named therein and the investors named therein (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on September 14, 2009).

Exhibit 5

Agreement and Plan of Merger, dated December 12, 2009, by and among Affiliated Managers Group, Inc., Manor LLC and Highbury Financial Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on December 14, 2009).

Exhibit 6**	Voting Agreement, dated as December 12, 2009, between Affiliated Managers Group, Inc., Manor LLC and SDB Aston, Inc.
Exhibit 7**	Joint Reporting Agreement dated December 16, 2009 among the Reporting Persons.

** Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2009

SDB ASTON, INC.

By: /s/ Stuart D. Bilton

Name: Stuart D. Bilton
Title:	President
/s/ Stuart D. Bilton
Stuart D. Bilton

Exhibit 7

JOINT REPORTING AGREEMENT

In consideration of the mutual covenants herein contained, pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the parties hereto represents to and agrees with the other parties as follows:

1.

Such party is eligible to use and file the statement on Schedule 13D pertaining to the Common Stock, $0.0001 par value per share, of Highbury Financial Inc., a Delaware corporation, to which this Joint Reporting Agreement is attached as an exhibit for the purpose of filing of the information contained herein.

2.

Such party is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, PROVIDED that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

3.	Such party agrees that such statement is being filed by and on behalf of each of the parties identified herein, and that any amendment thereto will be filed on behalf of each such party.

This Joint Reporting Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated: December 16, 2009

SDB ASTON, INC.

By: /s/ Stuart D. Bilton

Name: Stuart D. Bilton
Title:	President
/s/ Stuart D. Bilton
Stuart D. Bilton